SECURITI 02019316 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 51708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albany Securities, LLC

OFFICIAL USE ONLY
47249
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 High Street
(No. and Street)

Worthington (City) Ohio (State) 43085 (Zip Code)

RECEIVED MAR 20 2002 PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Lambert (614) 847-0304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haemmerle, Heximer, Harvey & Co.
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road (Address) Columbus (City) Ohio (State) 43220 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ronald L. Lambert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albany Securities, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Ronald L. Lambert

Designated Principal

Title

Notary Public

LEE ANN FAUSNAUGH
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES MARCH 26, 2005

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☐ (b) Statement of Financial Condition. **N/A**
- ☐ (c) Statement of Income (Loss). **N/A**
- ☐ (d) Statement of Changes in Financial Condition. **N/A**
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. **N/A**
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A**
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **N/A**
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **N/A**
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **N/A**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☐ (l) An Oath or Affirmation. **N/A**
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haemmerle,
Heximer,
Harvey & Co.

CERTIFIED PUBLIC ACCOUNTANTS

1250 Old Henderson Road
Columbus, Ohio 43220

OFFICE: (614) 451-4644
FAX: (614) 451-3818

E-mail Adc

G. Richard Harvey, CPA rharvey@hhhco.
Martha J. Wickham, CPA mwickham@hhhco.
Richard B. Dumas, CPA rdumas@hhhco.
Dominic J. DiBartolomeo, CPA ndibartolomeo@hhhco.

To the Members
Albany Securities, LLC

In planning and performing our audit of the financial statements of Albany Securities, LLC for the year endec December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement: and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal contr structure that might be material weaknesses under standards established by the American Institute of Certified Publi Accountants. A material weakness is a condition in which the design or operation of the specific internal contr structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that woul be material in relation to the financial statements being audited may occur and not be detected within a timely perio by employees in the normal course of performing their assigned functions. However, we noted no matters involvin the internal control structure, including procedures for safeguarding securities, that we consider to be materia weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of t report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchan Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissio objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New Yo Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and shou not be used for any other purpose.

HAEMMERLE, HEXIMER, HARVEY & CO.
Columbus, Ohio

February 19, 2002

ALBANY SECURITIES, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL

Total members' equity		$ 5,939
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		30,000
Total capital and allowable subordinated liabilities		35,939
Non-allowable assets:		
Other accounts receivable	$ 9,177	
Furniture and equipment, net	2,074	
Other assets	2,600	13,851
Total net capital		$ 22,088
Ratio: Aggregate indebtedness to net capital		9.5 to 1
Percent of debt to debt equity		83.5%

Note: The net capital computed by Albany Securities, LLC on its Fourth Quarter Focus Report - Part IIA as of December 31, 2001, was $23,471. The decrease in net capital, $1,383, is due primarily to the Company accruing year-end commission revenue and expense as of December 31, 2001.